Exhibit 99.2

Ur-Energy Inc.
(a Development Stage Company)
Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

March 31, 2010

(expressed in Canadian dollars)

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  The Company is headquartered in Littleton, CO with assets predominantly located in the United States.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company”.

The following provides management’s discussion and analysis of results of operations and financial condition for the three months ended March 31, 2010.  Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors on April 28, 2010.  This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008.  All figures are presented in Canadian dollars, unless otherwise oted, and are in accordance with Canadian generally accepted accounting principles.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws. Shareholders can identify these forward-looking statements by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s belief that it will have sufficient cash to fund its capital requirements; (ii) receipt of (and related timing of) a United States Nuclear Regulatory Commission Source and Byproduct Material License; Wyoming Department of Environmental Quality  Permit and License to Mine; recorded decision on the United States Bureau of Land Management Plan of Operations and all other necessary permits related to Lost Creek; (iii) Lost Creek will advance to production and the production timeline at Lost Creek scheduled for early 2011; (iv) production rates, timetables and methods at Lost Creek; (v) the Company’s procurement and construction plans at Lost Creek; (vi) the completion and timing of various exploration programs, including without limitation, those at LC North and LC South; (vii) the potential of new exploration targets in the area of Lost Creek, including those at LC North and LC South, to contain 24 – 28 million pounds of U3O8 (not NI 43-101 compliant); and (viii) timing, completion, and funding for and results of further exploration programs at the Bootheel Project and Hauber Project.  These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with start-up),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration and development stage Company; the Company’s lack of mineral reserves; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits in Canada and the United States; risks associated with current variable economic conditions; the possible impact of future financings; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with the Canadian Revenue Agency’s audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE Amex (the “NYSE Amex”) and Toronto Stock Exchange (the “TSX”); risks associated with the Company’s possible status as a "passive foreign investment corporation" or a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Report on Form 20-F (“Annual Information Form”) dated March 5, 2010 which is filed on SEDAR at www.sedar.com (March 11, 2010) and with the U.S. Securities and Exchange Commission at www.sec.gov (March 12, 2010).

The potential quantity and grade ranges set forth in regards to exploration targets at Lost Creek, LC North and LC South are conceptual in nature only. There has been insufficient exploration to define a mineral resource at the new exploration targets at Lost Creek and the targets at LC North and LC South.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in the United States and Canada.  The Company is primarily focused on exploration within the geological uranium province centered around Wyoming, USA.  Two of the Company’s Wyoming properties, Lost Creek and Lost Soldier, contain defined resources that the Company expects to advance to production.  Lost Creek is progressing through the regulatory process and is expected to have all necessary licenses and permits in coming months, with production expected to commence in early 2011.  Among its other properties in North America, the Company continues to hold its Screech Lake property in the Thelon Basin, Northwest Territories, Canada.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 NI 43-101 “Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as at March 31, 2010 and December 31, 2009.

	As at March 31, 2010 $	As at December 31, 2009 $
	(unaudited)

Total assets	77,068,961	81,702,205
Liabilities	(1,421,477)	(1,550,675)

Net assets	75,647,484	80,151,530

Capital stock and contributed surplus	157,911,258	157,725,036
Deficit	(82,263,774)	(77,573,506)

The following table contains selected financial information for the three months ended March 31, 2010 and 2009 and cumulative information from inception of the Company on March 22, 2004 to March 31, 2010.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

	Three Months Ended March 31, 2010 $	Three Months Ended March 31, 2009 $	Cumulative from March 22, 2004 through March 31, 2010 $
	(unaudited)	(unaudited)	(unaudited)

Revenue	Nil	Nil	Nil
Total expenses (1)	(3,804,192)	(5,036,502)	(92,092,424)
Interest income	105,265	400,743	7,074,619
Loss from equity investment	(2,626)	Nil	(20,481)
Foreign exchange gain (loss)	(987,965)	634,331	1,074,163
Other income (loss)	(750)	6,500	902,849
Loss before income taxes	(4,690,268)	(3,994,928)	(83,061,274)
Recovery of future income taxes	Nil	Nil	797,500
Net loss for the period	(4,690,268)	(3,994,928)	(82,263,774)

(1) Stock based compensation included in total expenses	186,222	280,489	15,899,293

Loss per common share: Basic and diluted	(0.05)	(0.04)

Cash dividends per common share	Nil	Nil

The Company has not generated any revenue from its operating activities to date.  The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense and write-off of mineral property costs.  Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
	2010	2009	2009	2009	2009	2008	2008	2008
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,804,192)	(3,419,379)	(5,336,536)	(3,616,032)	(5,036,502)	(7,947,470)	(9,186,720)	(5,502,306)
Interest income	105,265	141,016	130,519	218,637	400,743	531,148	573,608	600,409
Loss from equity investment	(2,626)	(4,365)	(13,490)	Nil	Nil	Nil	Nil	Nil
Foreign exchange gain (loss)	(987,965)	(1,393,136)	(814,255)	(1,933,051)	634,331	5,585,970	(425,801)	(156,296)
Other income (loss)	(750)	(34,878)	1,085,947	(117,332)	6,500	Nil	(18,203)	3,000
Loss before income taxes	(4,690,268)	(4,710,742)	(4,947,815)	(5,447,778)	(3,994,928)	(1,830,352)	(9,057,116)	(5,055,193)
Recovery of future income taxes	Nil	(429,055)	797,500	Nil	Nil	Nil	Nil	Nil
Net loss for the period	(4,690,268)	(5,139,797)	(4,150,315)	(5,447,778)	(3,994,928)	(1,830,352)	(9,057,116)	(5,055,193)

Loss per share – basic and diluted	(0.05)	(0.06)	(0.04)	(0.06)	(0.04)	(0.02)	(0.09)	(0.06)

Overall Performance and Results of Operations

From inception to March 31, 2010, the Company has raised net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants and stock options of $138.7 million.  As at March 31, 2010, the Company held cash and cash equivalents, and short-term investments of $38.5 million.  The Company's cash resources are invested with banks in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling approximately 220,000 acres (approximately 89,000 hectares).

Lost Creek Project – Great Divide Basin, Wyoming

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth. As identified in the June 2006 Technical Report on Lost Creek, NI 43-101 compliant resources are 9.8 million pounds of U3O8 at 0.058 % as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 % as an inferred resource.

Lost Creek was acquired in 2005 as part of the purchase of all of the membership interests in NFU Wyoming, LLC (“NFU Wyoming”).  In addition to Lost Creek, other assets acquired include the Lost Soldier project, other properties, and a development database including more than 10,000 electric well logs, over 100 geologic reports and over 1,000 geologic and uranium maps covering large areas of Wyoming, Montana and South Dakota.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000), plus capitalized interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek Project claims.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Lost Creek Regulatory

Ur-Energy believes it is nearing completion of the regulatory process required to obtain all necessary authorizations to mine, including those from the U.S. Nuclear Regulatory Commission (“NRC”), the U.S. Bureau of Land Management (“BLM”), and the Wyoming Department of Environmental Quality (“WDEQ”).  Based upon current regulatory guidance, the Company expects all such permits and licenses to be granted in coming months, with production at Lost Creek to commence in early 2011.

The NRC is required to complete two reports, the Safety and Environmental Report (“SER”) and the Supplemental Environmental Impact Statement (“SEIS”), prior to issuing an NRC Source Material and Byproduct License.  NRC staff informed the Company that a draft of the SER is complete, and efforts continue to finalize the SER.  The Draft SEIS was issued for the Lost Creek Project in December 2009.  The Company submitted its comments to the Lost Creek Draft SEIS in February 2010.  The NRC is currently processing the comments received from the public and other regulatory agencies.  Based upon guidance from the NRC, Ur-Energy anticipates the issuance of its NRC License in the third quarter 2010.

In April 2010, the NRC granted an exemption request to authorize certain construction activities at the Lost Creek site in advance of the pending licensing decision.  Under NRC regulations, commencement of construction (with some limited exceptions) prior to license issuance is not permitted unless an exemption is granted.  The authorization from the NRC will provide Ur-Energy the flexibility to proceed with the preparation and construction of site infrastructure and support facilities prior to the issuance of the primary NRC license needed for construction and operation of an ISR facility.  The Company is coordinating with other regulatory agencies to obtain additional approvals necessary to commence construction.

The BLM determined that its project environmental review and approval will be independent of the environmental review process carried out by the NRC. In response, the Company submitted a Plan of Operations to the BLM in November 2009. The review process, including public comment and selection of a contractor for the environmental review, has commenced.

The permitting process with the WDEQ for the Permit to Mine is also proceeding through the final aspects of technical review.  The data package for Mine Unit #1 was submitted to the WDEQ in December 2009 and technical review of that submission is underway.  Issuance of the WDEQ Permit to Mine is expected in third quarter 2010.   The WDEQ-Air Quality Division issued the Lost Creek Air Quality Permit in January 2010.  In March 2010, WDEQ-Water Quality Division issued a Draft Class I Underground Injection Control (“UIC”) Permit.  Once final, the UIC Permit will authorize Ur-Energy to drill, complete and operate a sufficient number of Class I non-hazardous waste disposal wells at Lost Creek to meet the anticipated disposal requirements for the life of the Lost Creek project.  The process which leads to the issuance of the final UIC Permit is expected to be completed in second quarter 2010.

As a part of its WDEQ application, the Company submitted a Wildlife Protection Plan regarding, among other issues, the greater sage grouse. The Company continues to conduct meetings with the WDEQ and Wyoming Department of Game and Fish to facilitate the processing and acceptance of the mitigation plan as a part of the WDEQ Permit.  On March 5, 2010, the U.S. Fish and Wildlife Service “USFWS”), in compliance with a federal court order, submitted a finding of “warranted for listing but precluded by higher priorities” with regard to the greater sage grouse – whose habitat includes Wyoming. A finding that listing is “warranted but precluded” results in recognition of the greater sage grouse as a candidate for listing. This finding is reconsidered annually, taking into account changes in the status of the species.  The greater sage grouse, therefore, remains under state management.  Company personnel continue to work closely with the State and various state agencies, industry and other stakeholders as plans are developed for such management.

The Lost Creek Project Development Plan was approved by Sweetwater County in December 2009.  Additional permit applications are under review by various agencies, with approvals expected in advance of the NRC License.

Lost Creek Development Program – Drilling, Planning and Procurement

The Company established a framework to demonstrate the economic viability of the Lost Creek project.  In April 2008, the Company released an independent technical report under NI 43-101 prepared by Lyntek Inc. (“Lyntek”), entitled Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming (“Preliminary Assessment”).  The Preliminary Assessment provides an analysis of the economic viability of the mineral resource of the Lost Creek project.  The base case in the Preliminary Assessment demonstrates that the project will be economic at prices above US$40 per pound U3O8.  Lyntek also concluded that the uranium is leachable with a reasonable solution of bicarbonate and peroxide (and by extension, oxygen), and that an overall recovery of uranium in the range of 85% appears reasonable.  The Preliminary Assessment is available for review on the Company’s profile on www.sedar.com.

During 2009 and early 2010, the Company conducted a drill program of 298 holes of delineation and monitor well drilling (213,040 feet (64,935 meters)) to obtain geologic data necessary for mine planning within the HJ horizon in Mine Unit #2. A secondary objective of the program was to continue to collect data from the underlying mineralized horizons (KM and N) for future production planning.  In 2010,

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

the Company anticipates submitting an application for amendment to its licenses and permits, once received, to allow for mineral recovery from the underlying KM horizon at Lost Creek.  The planned 2010 drill program will include additional delineation and site exploration drilling at Lost Creek.  As well, following receipt of all necessary authorization, development drilling of Mine Unit #1 will commence.

Delineation of Mine Unit #1, in 2008, consisted of 459 drill holes, totaling approximately 303,040 feet (92,367 meters).  To date, Ur-Energy has completed 1,048 drill holes totaling approximately 690,000 feet (approximately 210,000 meters) on the Lost Creek property.

During 2009, the Company completed detailed designs and specifications for the Lost Creek plant and selected Fagen, Inc. as general contractor of the Lost Creek plant construction project.  Procurement of equipment for the plant remains on schedule.  Design work continues on pipelines, power lines, header house internals, instrumentation and wellheads for the Lost Creek project.  Refinement of the automation and programming systems for the plant and well fields is ongoing.  Detailed design and pricing of the internals for the prototype header house, received by the Company in first quarter 2010, were prepared and the construction of the internals commenced.

Company Projects Adjacent to Lost Creek

Having expanded its land position around Lost Creek in 2009, the Company currently controls 1,753 unpatented mining claims and two State of Wyoming uranium leases for a total of almost 34,000 mineral acres including the Lost Creek permit area, LC North, LC South, EN and Toby project areas.

In August 2009, the Company announced the results of in-house geologic evaluations of the Lost Creek permit area and adjacent properties held by the Company which contain multiple exploration targets demonstrating the potential to contain 24 to 28 million pounds U3O8 (not NI 43-101 compliant).  These potential quantity ranges are conceptual in nature, only, as there has been insufficient exploration to define a mineral resource as to all of these exploration targets.  It is uncertain if further exploration will result in the target(s) being delineated as a mineral resource. Company geologists, using Ur-Energy drilling and historic data, have identified a minimum of an additional 120 compiled linear miles (193 kilometers) of new redox fronts with potential for resource development on these properties. This is in addition to the approximately 36 miles (58 kilometers) of redox fronts containing the current Lost Creek deposit.  The new exploration targets on LC North and LC South properties (adjacent to the Lost Creek permit area) consist of at least 10 individual sinuous redox fronts within four major stratigraphic horizons.  The newly identified fronts occur within the same stratigraphic horizons that are present in the area of the Lost Creek deposit.  Estimation of the potential of the new fronts is based on the observed similarity of alteration characteristics, grade and thickness of mineralization to that currently identified in the Lost Creek deposit.

The Company announced plans for a 200-hole drill program, to commence in July 2010, to further explore certain of these new exploration targets located on the LC South property.  Initial planning of the program is in process and baseline studies and other work leading to necessary permits are underway.  It is estimated that as many as 2,000 to 3,000 drill holes will be required over the course of several years to fully evaluate the various new exploration targets in LC South, as well as LC North and areas within the Lost Creek Permit Area.  Ur-Energy also announced it will commission an independent NI 43-101 study to further evaluate a portion of the roll fronts and exploration targets identified within the LC South property with the objective to report on inferred resources within selected portions of the exploration targets.  The NI 43-101 report will be based upon existing data from approximately 60 mineralized drill holes on the LC South property.

Hauber Project LLC – Northeastern Wyoming

The Company’s subsidiary Hauber Project LLC (“Hauber Project”) maintains properties in Crook County, Wyoming, which comprise 205 unpatented lode mining claims and one state uranium lease totaling approximately 4,570 mineral acres.  Effective December 1, 2009, NCA Nuclear, Inc. (“NCA Nuclear”), a subsidiary of Bayswater Uranium Corporation, entered the Hauber Project as a Member, entitled to earn in to 75% interest through the expenditure of US$1,000,000 in qualified exploration costs over a four-year period.  NCA Nuclear will also act as Manager of Hauber Project.

In January 2010, NCA Nuclear completed an independent NI 43-101 mineral resource estimate of the properties at the Hauber Project, authored by Thomas C. Pool, P.E., of International Nuclear, Inc. The resource estimate concludes the Hauber Project properties hold approximately 1.45 million pounds of equivalent U3O8 (eU3O8) (Indicated Resources) in 423,000 tons at an average grade of 0.17% eU3O8.   Bayswater has filed the NI 43-101 report on www.sedar.com.

As a part of its 2010 obligations under the venture agreement, NCA Nuclear will drill at least two drill holes for the purpose of testing in situ recovery amenability of the uranium mineralization.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

The Bootheel Project, LLC – Shirley Basin, Wyoming

After Crosshair Exploration & Mining Corp (“Crosshair”) completed its earn-in of a 75% interest in the Company’s subsidiary, The Bootheel Project, LLC (“Bootheel Project”) in 2009, the Company now has a 25% interest in the Bootheel Project. Crosshair’s 75% interest was acquired by spending US$3.0 million in qualified exploration costs, and issuing 150,000 common shares to the Company.

Under the terms of the 2007 venture agreement, Ur-Energy contributed its Bootheel and Buck Point properties to the Bootheel Project.  Those properties cover an area of known uranium occurrences within the Shirley Basin, Wyoming.  Crosshair completed agreements in 2008 for additional rights and leased lands in the Bootheel property area, such that the Bootheel Project now covers total defined areas of approximately 8,524, and 7,895 net, mineral acres.

In 2009, Crosshair released an independent NI 43-101 resource estimate on the Bootheel property, which reports the Bootheel property contains an indicated resource of 1.09 million pounds U3O8 (indicated resource) in 1.4 million short tons, at a grade of 0.038% U3O8, and an inferred resource of 3.25 million pounds U3O8 (in 4.4 million short tons) at an average grade of 0.037% U3O8.   This NI 43-101 report was filed by Crosshair on www.sedar.com.

In 2010, Crosshair continues its work, with project contractor AATA International, to conduct wildlife surveys and other baseline monitoring, and to obtain an NRC docket number for Bootheel Project.

Additional Exploration Activities and Company Databases

In first quarter 2010, the Company continued to acquire rights in additional lands, including within grassroots regional exploration projects.  The Company continues to actively explore within the multi-state geological uranium province centered around Wyoming.  The Company currently is planning for its 2010 exploration programs, including drilling, to further an understanding of regional geologic trends.  Ongoing evaluation also continues of the various historic exploration databases owned by the Company which include data acquired throughout the geologic province.

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009

The following table summarizes the results of operations for the three months ended March 31, 2010 and 2009.

	Three Months Ended March 31,
	2010	2009	Change	Change
	$	$	$	%

Revenue	Nil	Nil	Nil	Nil
General and administrative	(1,319,540)	(1,360,188)	40,648	-3%
Exploration and evaluation expense	(922,259)	(1,236,265)	314,006	-25%
Development expense	(1,562,393)	(2,376,488)	814,095	-34%
Write-off of mineral properties	Nil	(63,561)	63,561	NA
Total expenses	(3,804,192)	(5,036,502)	1,232,310	-24%
Interest income	105,265	400,743	(295,478)	-74%
Loss from equity investment	(2,626)	Nil	(2,626)	NA
Foreign exchange gain (loss)	(987,965)	634,331	(1,622,296)	-256%
Other income (loss)	(750)	6,500	(7,250)	-112%
Loss before income taxes	(4,690,268)	(3,994,928)	(695,340)	17%
Recovery of future income taxes	Nil	Nil	Nil	Nil
Net loss for the period	(4,690,268)	(3,994,928)	(695,340)	17%

Loss per share – basic and diluted	(0.05)	(0.04)	(0.01)	25%

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Expenses

Total expenses for the three months ended March 31, 2010 were $3.8 million which include G&A expense, exploration and evaluation expense and development expenses.  These expenses decreased by $1.2 million from a total of $5.0 million for the same period in 2009.  This decrease was driven in large part by the cost of a deep test well which was completed in 2009.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel and facility costs.  There were no increases or decreases in any expense type in excess of $0.1 million between the three months ended March 31, 2010 and the comparable period in 2009.  There were also no unusual expenditures or significant trends identified during those periods.

As the Company has become more focused on the development and the construction of the Lost Creek project, overall exploration and evaluation costs have declined.  There were no increases or decreases in any expense type in excess of $0.1 between the three months ended March 31, 2010 and the comparable period in 2009.  There were also no unusual expenditures or significant trends identified during those periods.

Development expense relates entirely to the Company’s Lost Creek property.  Overall expenses declined by $0.8 million from 2009 to 2010.  The main reason for this was drilling and piping costs in excess of $1.2 million related to the completion of a deep test well in 2009.  Also during 2009, the Company recognized a $0.1 million expense for additional estimated reclamation costs.  Offsetting this was an increase in costs related to delineation and monitor well drilling of $0.2 million including internal labor costs due to an expanded drilling program completed prior to March 1, 2010.

During the three months ended March 31, 2009, the Company wrote off the Eyeberry mineral property reflecting a $0.1 million expense.  There are no mineral property write offs to date in 2010.

Other income and expenses

The Company's cash resources are invested with banks in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.  The decrease in interest income was driven by lower average cash resources and lower average interest rates in 2010 as compared to those in 2009.

The net foreign exchange loss for the three months ended March 31, 2010 arose primarily due to cash resources held in U.S. dollar accounts as the U.S. dollar weakened relative to the Canadian dollar during the period.

Loss per Common Share

Both basic and diluted loss per common share for the three months ended March 31, 2010 were $0.05 (2009 – $0.04).  The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at March 31, 2010, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $38.5 million, a decrease of $4.9 million from the December 31, 2009 balance of $43.4 million.  The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit.  During the three months ended March 31, 2010, the Company used $3.6 million of its cash resources to fund operating activities and $0.3 million for investing activities (excluding short term investment transactions), with the remaining $1.0 million decrease being related to the effects of foreign exchange rate changes on cash resources including short term investments.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations.  The Company does not expect to generate any cash resources from operations until it is successful in commencing production from its properties.  Operating activities used $3.6 million of cash resources during the three months ended March 31, 2010, as compared to $5.0 million for the same period in 2009.  This is the result of an overall reduction in cash expenses for the period as discussed above combined with less cash being required to pay liabilities recorded at December 31, 2009 compared to the amount accrued at December 31, 2008 ($0.8 million difference).  The Company received less interest income in 2010 due to lower average cash resource balances and lower interest rates.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

During the three months ended March 31, 2010, the Company invested cash resources of $0.3 million in mineral properties, bonding deposits, capital assets and pre-construction activities related to plant design and equipment purchases at Lost Creek.  The majority of these expenditures went toward the acquisition of additional mineral rights ($0.2 million).

Financing Transactions

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities.  The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure.

Effective January 1, 2010, the Rights Agent was changed to Computershare Investor Services Inc., pursuant to a successor agreement to the Rights Plan.   Notice of the change of Rights Agent was provided to shareholders of the Company.

The Company has established a corporate credit card facility with a U.S. bank. This facility has an aggregate borrowing limit of US$250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at March 31, 2010 and December 31, 2009 is as follows:

	March 31, 2010	December 31, 2009	Change

Common shares	93,940,568	93,940,568	Nil
Stock options	9,035,639	8,361,452	674,187
Fully diluted shares outstanding	102,976,207	102,302,020	674,187

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	March 31	December 31,
	2010	2009
	$	$

Cash on deposit at banks	234,374	308,918
Guaranteed investment certificates	-	287,500
Money market funds	25,442,640	25,564,505
Certificates of deposit	4,841,200	6,296,400

	30,518,214	32,457,323

The Company’s short term investments are composed of:

	As at	As at
	March 31	December 31,
	2010	2009
	$	$

Guaranteed investment certificates	2,233,219	2,342,637
Certificates of deposit	5,792,626	8,589,464

	8,025,845	10,932,101

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and U.S. dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.25% to 2.50% and mature at various dates up to January 15, 2011.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.0 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.3 million is guaranteed by a Canadian provincial government, leaving approximately $30.2 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at April 28, 2010, the Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at March 31, 2010 the Company’s liabilities consisted of trade accounts payable of $925,128, all of which are due within normal trade terms of generally 30 to 60 days.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in U.S. dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short notice.

Currency risk

The Company makes expenditures in both the United States and Canada and is therefore exposed to risk from changes in these currency rates. In addition, the Company holds financial assets and liabilities in Canadian and U.S. dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At March 31, 2010, the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$33.0 million and had accounts payable of US$0.8 million which were denominated in U.S. dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net U.S. dollar denominated assets and liabilities at March 31, 2010. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in U.S. dollar foreign exchange rate would have a +/- $3.3 million impact on net loss for the three months ended March 31, 2010.  This impact is primarily as a result of the Company having cash and investment balances denominated in U.S. dollars and U.S. dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.1 million impact on net loss for the three months ended March 31, 2010.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ materially from that shown above.

Transactions with Related Parties

During the three months ended March 31, 2010 and 2009, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production commences, these costs will be amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Management did not identify impairment indicators for any of the Company’s mineral properties during the three months ended March 31, 2010.

Stock Based Compensation

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument, the expected volatility of the Company’s common shares, and the number of options that are expected to be forfeited.  Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

International Financial Reporting Standards / US GAAP

In addition to the rules of the Ontario Securities Commission, the Company is subject to the reporting requirements of the United States Securities and Exchange Commission (“SEC”).  Under those rules, companies are allowed to submit their financial statements using a foreign GAAP (Canadian GAAP for Ur-Energy) or International Financial Reporting Standards (“IFRS”) as long as they are considered a foreign private issuer (“FPI”).  For Ur-Energy, the primary criterion to maintain its FPI status is the ownership of the majority of the Company’s stock by non-United States investors.  This is verified with the transfer agency during the second quarter of each year.  If the Company loses its FPI status, it will have to file its statements with the SEC using US GAAP.

Management believes that it is likely that the Company will lose its FPI status at some point in the next few years, potentially as soon as 2011.  Since the loss of FPI status would necessitate a change to US GAAP, management has concluded that it will adopt US GAAP rather than IFRS effective January 1, 2011.  Instead of Canadian GAAP or IFRS, Canadian public companies are also permitted to prepare their financial statements in accordance with US GAAP.  Consequently, the Company has discontinued its IFRS conversion project.  The Company will therefore no longer report on the status of changing our accounting to IFRS as required under Canadian securities guidance.

Material differences between Canadian GAAP and US GAAP to date are reported in note 15 to our annual audited financial statements as filed on www.sedar.com.  To date, the only material differences between the Company’s Canadian GAAP financial statements and US GAAP have been:

a) The interest savings from the early extinguishment of our debt obligation on acquiring the Lost Creek and Lost Soldier properties. Under Canadian GAAP, the interest saving was recorded as a reduction in the carrying value of the mineral properties. Under US GAAP, the accrued but unpaid interest was recorded as a gain and included in income.

b) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, we recorded the full amount of the proceeds received on issuance as capital stock in the balance sheet.  Upon renouncing the income tax deductions, capital stock balance was reduced by the amount of the future income tax benefits recognized. For US GAAP, the proceeds on issuance of these shares were allocated between the offering of the shares and the sale of the tax benefit. The premium paid by the investor in excess of the fair value of non flow-through shares (determined by the exchange price at the close of day on the day before the issuance) was recognized as a liability at the time the shares were issued and the fair value of non flow-through shares (shares issued at the exchange price) recorded as capital stock. Upon renouncing the income tax deductions, the premium liability was re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized was recorded as an income tax expense or benefit.

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A under the supervision of our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. Management's assessment of the effectiveness of the Company’s internal control over financial reporting set forth below is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Company’s management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the framework set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, Company management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Report on Form 20-F (Annual Information Form) dated March 5, 2010 which is filed on SEDAR at www.sedar.com (March 11, 2010) and on the U.S. Securities and Exchange Commission’s website at www.sec.gov. (March 12, 2010).

Ur-Energy Inc.
(a Development Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2010

(Information as at April 28, 2010 unless otherwise noted)

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
James M. Franklin, PhD, FRSC, P. Geo. –Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Robert Boaz, M. Econ., Hon. B.A. – Director and Corporate Governance and Nominating Committee Chair
Thomas Parker, M. Sc., P.E. – Director and Audit Committee Chair
Harold A. Backer, B. Sc. – Executive Vice President Geology and Exploration
Wayne W. Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
Roger L. Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – General Counsel and Corporate Secretary

Corporate Offices
Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: (613) 236-3882

Website
www.ur-energy.com

Trading Symbols
NYSE Amex: URG
TSX: URE

Independent Auditors
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO
Computershare Investor Services Inc., Toronto